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                                                                 EXHIBIT 4(c)(7)

                          TECNOMATIX TECHNOLOGIES LTD.

                        THE 2003 GLOBAL SHARE OPTION PLAN

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                                TABLE OF CONTENTS

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
      1. PURPOSE OF THE PLAN..................................................3

      2. DEFINITIONS..........................................................3

      3. ADMINISTRATION OF THE PLAN...........................................5

      4. ELIGIBILITY OF PARTICIPANTS..........................................6

      5. AUTHORIZED AND RESERVED SHARES UNDER THE PLAN........................6

      6. PURCHASE PRICE.......................................................7

      7. ADJUSTMENTS..........................................................9

      8. TERM AND EXERCISE OF OPTIONS.........................................9

      9. VESTING OF OPTIONS..................................................10

      10. PURCHASE FOR INVESTMENT............................................10

      11. DIVIDENDS..........................................................11

      12. RESTRICTIONS ON ASSIGNABILITY, TRANSFER AND SALE OF OPTIONS........11

      13. EFFECTIVE DATE AND TERM OF THE PLAN................................11

      14. AMENDMENTS OR TERMINATION OF THE PLAN..............................11

      15. CONTINUANCE OF EMPLOYMENT..........................................12

      16. GOVERNMENT REGULATIONS; GOVERNING LAW AND JURISDICTION.............12

      17. TAX CONSEQUENCES...................................................13

      18. NON-EXCLUSIVITY OF THE PLAN........................................13

      19. MULTIPLE AGREEMENTS................................................13

      20. RULES PARTICULAR TO SPECIFIC COUNTRIES.............................13
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                          2003 GLOBAL SHARE OPTION PLAN

      This Plan, as amended from time to time, shall be known as the Tecnomatix Technologies Ltd. 2003 Global Share Option Plan.

1.    PURPOSE OF THE PLAN

      The Plan is intended to provide an incentive to retain, in the employ of the Company (as defined below) and its Subsidiaries (as defined below), persons of training, experience and ability; to attract new employees, officers, directors, consultants and advisers to the Company; to encourage the sense of proprietorship of such persons and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company.

2.    DEFINITIONS

      For purposes of interpreting the Plan and related documents (including the Option Agreement and the appendixes to the Plan), the following definitions shall apply:

      2.1   "BOARD" means the Board of Directors of the Company.

      2.2 "CAUSE" means (i) conviction of any felony involving moral turpitude or affecting the Company or its affiliates; (ii) any refusal to carry out a reasonable directive of the Company's Board, Chief Executive Officer or any of the Optionee's supervisors, which involves the business of the Company or its affiliates and could have been lawfully performed; (iii) embezzlement of funds of the Company or its affiliates; (iv) any breach of the Optionee's fiduciary duties or duties of care to the Company or its affiliates; including without limitation disclosure of confidential information of the Company or its affiliates to any third parties; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company or its affiliates.

      2.3   "CHAIRMAN" means the Chairman of the Committee.

      2.4 "CODE" means the United States Internal Revenue Code of 1986, as now in effect or as hereafter amended or any successor act.

      2.5 "COMMITTEE" means a compensation committee of the Board, designated from time to time by the resolution of the Board, which shall consist of no fewer than two members of the Board. The Committee shall consist of directors who are "outside directors" as defined in
            Section 162(m) of the Code and "Non-Employee Directors" as defined in Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act.

      2.6 "COMPANIES LAW" means the Israeli Companies Law 5759-1999, as now in effect or as hereafter amended or any successor law.

                                        3
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                          2003 GLOBAL SHARE OPTION PLAN

      2.7   "COMPANY" means Tecnomatix Technologies Ltd., an Israeli company.

      2.8 "DATE OF GRANT" means the date of grant of an Option that shall be determined by the Board pursuant to the recommendation of the Committee as set forth in the Option Agreement.

      2.9 "EMPLOYEE" means a person who is employed by the Company or any Subsidiary.

      2.10 "EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as now in effect or as hereafter amended or any successor act.

      2.11 "EXPIRATION DATE" means the date upon which an Option shall expire, as set forth in Section 8.2 of the Plan.

      2.12 "FAIR MARKET VALUE" means as of any date, the value of a Share determined as follows:

            (i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market system, or the Nasdaq SmallCap Market of the Nasdaq Stock Market, the Fair Market Value shall be the closing sale price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to the Date of Grant or the date of determination, as the case may be, Fair Market Value as reported in the Wall Street Journal, or such other source as the Committee deems fit;

            (ii) If the Shares are regularly quoted by one or more recognized securities dealers, but sale prices are not reported, the Fair Market Value shall be the mean between the highest bid and lowest asked prices for the Shares on the last market trading day prior to the Date of Grant or date of determination, as the case may be; or

            (iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Committee.

      2.13 "OPTION" means an option to purchase one or more Shares pursuant to the Plan.

      2.14 "OPTION AGREEMENT" means the share option agreement to be signed between the Company and an Optionee that evidences and sets out the terms and conditions of an Option.

      2.15 "OPTIONEE" means a person who has been granted or holds an Option under the Plan.

      2.16  "PLAN" means this 2003 Global Share Option Plan.

      2.17 "PURCHASE PRICE" means the exercise price to be paid by an Optionee for each Share subject to an Option.

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                          2003 GLOBAL SHARE OPTION PLAN

      2.18 "SECURITIES ACT" means the United States Securities Act of 1933, as now in effect or as hereafter amended or any successor act.

      2.19 "SERVICE PROVIDER" means a director, consultant or adviser of the Company or any Subsidiary.

      2.20 "SHARE" means the ordinary share, NIS 0.01 par value, of the Company.

      2.21 "SUBSIDIARY" means any company (other than the Company) which now exists or is hereafter organized or acquired by the Company in an unbroken chain of companies beginning with the Company if, at the time of granting an Option, each of the companies other than the last company in the unbroken chain owns shares representing fifty percent (50%) or more of the total combined voting power of all classes of shares in one of the other companies in such chain.

      2.22 "SUCCESSOR COMPANY" means any entity (i) into which the Company is merged, reorganized or consolidated with or by which the Company is acquired; (ii) that acquires all or substantially all of the assets of the Company; or (iii) the parent company or subsidiary of such entity.

      2.23 "TRANSACTION" means (i) a merger, acquisition, consolidation or reorganization of the Company with one or more other entities in which the Company is not the surviving entity; and (ii) a sale of all or substantially all of the assets of the Company to any third party other than a Subsidiary.

      2.24 "VESTED OPTION" means any Option or a portion thereof which has vested according to the Vesting Dates.

      2.25 "VESTING DATES" means, as determined by the Committee, the dates as of which the Optionee shall be entitled to exercise an Option or a portion of the Option as set forth in Section 9 of the Plan.

3.    ADMINISTRATION OF THE PLAN

      3.1 The Board shall have the power to administer the Plan. To the extent permitted under applicable law, the Board may delegate its powers under the Plan or any part thereof to the Committee. Notwithstanding the foregoing, the Board may exercise, at any time and from time to time, any and all powers previously delegated to the Committee with respect to the Plan.

      3.2 The Committee, if appointed, shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall regulate the conduct of its business as it shall deem advisable.

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                          2003 GLOBAL SHARE OPTION PLAN

      3.3 Subject to the delegation of powers by the Board and any applicable law, the Committee shall have the power and authority: (i) to recommend to the Board the designated Optionees and the number and type of Options to be granted to such Optionees; (ii) to determine the terms and provisions of the Option Agreements (which need not be similar) including but not limited to the time(s) when and the extent to which the Options may be exercised and any restrictions regarding transferability or forfeiture of the Options or the underlying Shares; (iii) to accelerate the vesting schedule of any previously granted Option, in whole or in part; (iv) to determine the Fair Market Value of the Shares; and (v) to interpret the provisions and supervise the administration of the Plan and determine any other matter which is necessary or desirable for, or incidental to, the administration of the Plan.

      3.4 The power to grant and issue options shall remain with the Board and the Committee may not grant Options to the Optionees; PROVIDED, HOWEVER, that the Committee may issue Shares underlying Options which have been granted by the Board and duly exercised by the Optionees pursuant to the provisions hereof, all subject to the provisions of the Companies Law.

      3.5 The Board shall have the authority to grant, in its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to or lower than or higher than the Purchase Price of the original Option so surrendered and canceled, and containing such other terms and conditions as the Board may prescribe in accordance with the provisions of the Plan and all applicable law, PROVIDED, HOWEVER that the rights of the Optionee shall not be prejudiced by such action without the consent of the Optionee.

      3.6 The interpretation and construction by the Committee of any provision of the Plan or of any Option Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

      3.7 Subject to the Company's Articles of Association and the Company's resolution, and to all approvals legally required, including, but not limited to the provisions of the Companies Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him or her, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification such member may have as a director or otherwise under the Company's Articles of Association, any agreement, vote of shareholders or disinterested directors, insurance policy or otherwise.

4.    ELIGIBILITY OF PARTICIPANTS

      4.1 The persons eligible to participate in the Plan shall be Employees or Service Providers. The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify him or her from participating in, any other grant of Options pursuant to the Plan or any other option or share plan of the Company or any of its affiliates.

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                          2003 GLOBAL SHARE OPTION PLAN

      4.2 Anything in the Plan to the contrary notwithstanding, all grants of Options to directors and officers shall be authorized and implemented in accordance with the provisions of the Companies Law.

5.    AUTHORIZED AND RESERVED SHARES UNDER THE PLAN

      5.1 There are 430,000 (four hundred thirty thousand) Shares authorized for grant under the Plan, subject to adjustment as set forth in
            Section 7 below. Until termination of the Plan the Company shall at all times reserve a sufficient number of Shares to meet the requirements of the Plan. Any Shares that remain unissued and are not subject to outstanding Options at the termination of the Plan shall cease to be reserved for the purpose of the Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full by the Optionee, the Shares subject to such Option may again be subject to an Option under the Plan.

      5.2 Each Option granted pursuant to the Plan shall be evidenced by a written Option Agreement between the Company and the Optionee, in such form as the Committee shall from time to time approve. Each Option Agreement shall state, among other matters, the Date of Grant, the number of Shares to which the Option relates, the type of Option granted thereunder, the Vesting Dates, the Purchase Price per Share, the Expiration Date, and such other terms and conditions as the Committee in its discretion may prescribe, provided that they are consistent with this Plan.

6.    PURCHASE PRICE

      6.1 The Purchase Price of each Share subject to an Option shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Option Agreement will indicate the Purchase Price to be paid by each Optionee.

      6.2 The Purchase Price shall be payable upon the exercise of an Option in the following acceptable forms of payment:

            (i)     cash, check or wire transfer.

            (ii) at the discretion of the Committee, through delivery of Shares (including other Shares subject to the Options being exercised) having a Fair Market Value equal as of the date of exercise to the Purchase Price of the Shares purchased and acquired upon the exercise of the Option, or by a different form of cashless exercise method through a third party broker as approved by the Committee.

            (iii) at the discretion of the Committee, any combination of the methods of payment permitted by any paragraph of this
                    Section 6.2.

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                          2003 GLOBAL SHARE OPTION PLAN

      6.3 The Purchase Price shall be denominated, at the Company's discretion, in the currency of the primary economic environment of either the Company or the Employee (i.e. the functional currency of the Company or the currency in which the Employee is paid).

7.    ADJUSTMENTS

      Upon the occurrence of any of the following events, the Optionee's rights to purchase Shares under the Plan shall be adjusted as hereafter provided:

      7.1 In the event of a Transaction, the unexercised Options then outstanding under the Plan shall be assumed or substituted pursuant to the provisions of Section 7.3. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price and to all other terms and conditions of the Option Agreements as determined by the Committee to be fair and reasonable in the circumstances, which determination shall be in their sole discretion and final. The Company shall notify the Optionee of the Transaction in such form and method as it deems fit prior to the effective date of such Transaction.

      7.2 Notwithstanding the above and subject to all applicable law, the Committee may determine that in certain Option Agreements there shall be a provision to the effect that if a Transaction occurs and the Successor Company does not agree to assume the Options, the Vesting Dates of outstanding Options under the Plan shall be accelerated so that any unvested Option or any portion thereof shall be immediately vested prior to the effective date of the Transaction or provide for the cancellation of outstanding Options at the closing of the Transaction, against payment to the Optionee of an amount in cash, securities or other assets equal to (a) the fair market value of the Shares covered by the Option as reflected under the terms of the Transaction (such fair market value being determined by the Committee in its discretion), minus (b) the total Exercise price under such Option.

      7.3 For the purposes of section 7.1 above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether in shares, options, cash, or other securities or property) received in the Transaction by holders of shares of the Company held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); PROVIDED, HOWEVER, that if such consideration received in the Transaction is not solely in ordinary shares (or their equivalent) of the Successor Company the Committee may, in its discretion provide that the consideration to be received upon the exercise of the Option shall be solely in ordinary shares (or their equivalent) of the Successor Company equal in their fair market value (such fair market value being determined by the Committee in its discretion) to the per Share consideration received by holders of a majority of the outstanding shares of the Company in the Transaction; and provided further that the Committee may determine, in its sole discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company, such Options will be substituted for any other type of asset or property including cash that is fair under the circumstances as determined by the Committee in its discretion. Notwithstanding the foregoing, in the event of a Transaction, the Committee may determine in its sole discretion that upon completion of such Transaction, the terms of any Option be otherwise amended and modified, as the Committee shall deem in good faith to be appropriate and fair.

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                          2003 GLOBAL SHARE OPTION PLAN

      7.4 If the Company is voluntarily liquidated or dissolved while unexercised Vested Options remain outstanding under the Plan, the Company shall, as such time that the voluntary liquidation or dissolution effectively commences, notify all the pertinent Optionees of such voluntary liquidation or dissolution, and such Optionees shall then have ten (10) days to exercise any unexercised Vested Options held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-day period, all the remaining outstanding Options will expire immediately.

      7.5 If the outstanding Shares shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split or reverse share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the Plan and/or subject to any Options previously granted, and the Purchase Prices of such Options, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price of such Options; PROVIDED, HOWEVER, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on Shares or distribution of shares of a spun off subsidiary or division. Upon the occurrence of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the Plan (as set forth in Section 5 hereof), in respect of which Options have not yet been exercised, shall be and other related terms and conditions of the Option shall be appropriately adjusted (all as determined by the Committee or the Board whose determination shall be final).

8.    TERM AND EXERCISE OF OPTIONS

      8.1 Options shall be exercised by a written notice of exercise and remitting payment of the Purchase Price for the exercised Options by the Optionee to the Company or to any third party designated by the Company (the "REPRESENTATIVE"), in such form and method as may be determined by the Company, which exercise shall be effective upon receipt of such notice by the Company or the Representative and the payment of the Purchase Price at the Company's or the Representative's principal office pursuant to Section 6.2. The notice shall specify the number of Shares with respect to which the Option is being exercised.

      8.2 Options, to the extent not previously exercised, shall terminate upon the earlier of: (i) the date set forth in the Option Agreement;
            (ii) the expiration of ten (10) years from the Date of Grant; or
            (iii) the expiration of the periods specified in any of the events set forth in Section 8.5.

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                          2003 GLOBAL SHARE OPTION PLAN

      8.3 The Options may be exercised by the Optionee, in whole at any time or in part from time to time, to the extent that the Options have become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of Section 8.5, the Optionee is an Employee or a Service Provider at all times during the period beginning on the Date of Grant of the Option and ending upon the date of exercise of the Option.

      8.4 Subject to the provisions of Section 8.5, in the event of a termination of the Optionee's employment or service with the Company or any of its Subsidiaries either by the Optionee or the Company or as a result of the disability or death of the Optionee, as the case may be (each, a "Termination of Employment"), all Options granted to such Optionee shall immediately expire. The date of (i) notice of termination of employment or service provided by the Company or the Subsidiary or the Optionee, as the case may be, to the other party; or (ii) the occurrence of the disability or death of the Optionee, (the "Date of Termination") shall be deemed to be the date of Termination of Employment (the "Date of Termination"). In case of Termination of Employment, the unvested portion of the Optionee's Option shall be null and void.

      8.5 Notwithstanding anything to the contrary hereinabove, solely Vested Options may be exercised after the Date of Termination if:

            8.5.1 the termination of employment or service is made by the Company or a Subsidiary without Cause, the Vested Options still in force and unexpired may be exercised within a period of thirty (30) days after the Date of Termination.; or

            8.5.2 the termination of employment or service is the result of death or disability of the Optionee, the Vested Options still in force and unexpired may be exercised by the Optionee's legal representative, heir or legatee within a period of twelve (12) months after the Date of Termination; or

            8.5.3 prior to the Date of Termination, the Committee shall authorize an extension of the term of all or part of the Vested Options beyond the Date of Termination for a period not to exceed the period for which the Options by their terms would otherwise have been exercisable.

            For avoidance of any doubt, if the Company or a Subsidiary terminates the employment or service of an Optionee for Cause, any outstanding unexercised Options (whether vested or not) will immediately expire and terminate, and the Optionee shall not have any right in respect of such outstanding Options.

      8.6 The Optionees shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares issuable upon the exercise of an Option, nor shall they be deemed to be a class of shareholders or creditors of the Company for the purpose of all applicable law, including the Companies Law, until registration of the Optionee as a holder of such Shares in the Company's register of shareholders with its agent in the U.S., American Stock Transfer and Trust Company, following the exercise of the Option in accordance with the provisions of the Plan.

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                          2003 GLOBAL SHARE OPTION PLAN

      8.7 Any form of Option Agreement authorized by the Plan may contain such other provisions, not inconsistent with the Plan, as the Committee may, from time to time, deem advisable.

9.    VESTING OF OPTIONS

      9.1 Subject to the provisions of the Plan, Options shall vest at the Vesting Dates set forth in the Option Agreement. However, no Option shall be exercised after the Expiration Date.

      9.2 The Committee may vary the vesting provisions of Options in different Option Agreement and/or between Optionees.

      9.3 The vesting of an Option shall not accrue during any unpaid vacation of the Optionee.

10.   PURCHASE FOR INVESTMENT

      The Company's obligation to issue or allocate the Shares upon exercise of an Option granted under the Plan is expressly conditioned upon: (a) the Company's completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Optionee (or his legal representative, heir or legatee, in the event of the Optionee's death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Optionee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment purposes only and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Optionee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Optionee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee.

11.   DIVIDENDS

      With respect to all Shares allocated or issued upon the exercise of Options by the Optionee, the Optionee shall be entitled to receive dividends proportionate to the amount of such Shares, subject to the provisions of the Company's Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends.

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                          2003 GLOBAL SHARE OPTION PLAN

12.   RESTRICTIONS ON ASSIGNABILITY, TRANSFER AND SALE OF OPTIONS

      No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, may be assigned, transferred or given as collateral nor any right with respect thereto may be given to any third party whatsoever, other than by will or the laws of descent and distribution or as specifically otherwise allowed under the Plan, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee. Any action made in contradiction to the aforesaid shall be null and void.

13.   EFFECTIVE DATE AND TERM OF THE PLAN

      13.1 Subject to Section 13.2, the Plan shall be effective as of December 9, 2002 (the date on which the Plan was adopted by the Board) (the "Effective Date") and shall terminate upon the expiration of ten
            (10) years from the Effective Date on December 8, 2012 (the "Termination Date"). No option may be granted under the Plan after the Termination Date.

      13.2 The Plan shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the Effective Date of the Plan. All and any grants of Options to Optionees under the Plan as of the Effective Date shall be subject to the said shareholders approval.

14.   AMENDMENTS OR TERMINATION OF THE PLAN

      14.1 The Board may at any time, subject to the provisions of Section 14.2 below and all applicable law, amend, alter, suspend or terminate the Plan, PROVIDED, HOWEVER, that (i) the Board may not extend the term of the Plan specified in Section 13.1 and (ii) no amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise by the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Earlier termination of the Plan prior to the Termination Date shall not affect the Board's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such earlier termination.

      14.2 The Company shall obtain the approval of the Company's shareholders for any amendment to this Plan and/or the Appendixes thereto if shareholders' approval is required under any applicable law.

15.   CONTINUANCE OF EMPLOYMENT

      Neither the Plan nor any Option Agreement shall impose any obligation on the Company or a Subsidiary to continue the employment or services of any Optionee and nothing in the Plan or in any Option granted pursuant hereto shall confer upon any Optionee any right to continue in the employ or service of the Company or a Subsidiary or restrict the right of the Company or a Subsidiary to terminate such employment or service at any time.

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                          2003 GLOBAL SHARE OPTION PLAN

16.   GOVERNMENT REGULATIONS; GOVERNING LAW AND JURISDICTION

      16.1 The Plan, the grant and exercise of Options hereunder and the obligation of the Company to sell and deliver Shares under such Options shall be governed by, subject to, and construed and enforced in accordance with, all applicable laws, rules, regulations, approvals and consents of (i) the State of Israel; (ii) the United States (iii) any other state having jurisdiction over the Company or the Optionee; (iv) any stock exchange or quotation system on which the Shares are listed or quoted; and (v) any governmental agencies. Nothing herein shall be deemed to require the Company to register the Shares under any applicable securities law of any jurisdiction.

      16.2 The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the Plan

17.   TAX CONSEQUENCES

      To the extent permitted by applicable law, any tax consequences to any Optionee arising from the grant or exercise of any Option, the payment for Shares covered thereby or any other event or act (of the Company and/or its Subsidiaries, or the Optionee) hereunder shall be borne solely by the Optionee. The Company and/or its Subsidiaries, as the case may be, shall withhold taxes according to the requirements under all applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or its Subsidiaries, as the case may be, and hold them harmless against and from any and all liability for any such tax, interest or penalty thereon, including without limitation, liabilities relating to any requirement to withhold or have withheld tax from any payment made to the Optionee.

      The Company shall not be required to furnish any Share certificate to an Optionee until all required payments have been fully made by the Optionee.

18.   NON-EXCLUSIVITY OF THE PLAN

      The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise then under the Plan, and such arrangements may be either applicable generally or only in specific cases. Prior grant of options to Optionees of the Company under their employment agreements not in the framework of any previous option plan shall not be deemed an approved incentive arrangement for the purpose of this section.

                          2003 GLOBAL SHARE OPTION PLAN

19.   MULTIPLE AGREEMENTS

      The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time. The Board may also grant more than one Option to an Optionee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to such Optionee.

20.   RULES PARTICULAR TO SPECIFIC COUNTRIES

      Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be adjusted with respect to Optionees who are residents of a particular country by means of an addendum to the Plan in the form of an appendix (the "APPENDIX"), and to the extent that the terms and conditions set forth in the Appendix conflict with any provisions of the Plan, the provisions of the Appendix shall govern. Terms and conditions set forth in the Appendix shall apply only to Options issued to Optionees under the jurisdiction of the specific country that is subject of the Appendix and shall not apply to Options issued to any other Optionee.

                          TECNOMATIX TECHNOLOGIES LTD.

                                APPENDIX - U.S.A.

                      TO THE 2003 GLOBAL SHARE OPTION PLAN

1.    GENERAL

      1.1. This appendix (the "APPENDIX") shall apply only to participants who are residents of the United States or those who are deemed to be residents of the United States for tax payment purposes. The provisions specified hereunder shall form an integral part of the 2003 Global Share Option Plan (the "Plan") of Tecnomatix Technologies Ltd. (the "Company")(, which applies to the issuance of options to purchase Shares of the Company.

      1.2. This Appendix refers solely to Options granted to U.S Optionees so that they comply with the requirements set by the U.S law in general, and in particular with the provisions of Sections 421 through 424 of the Code.

      1.3 An option that comply with the requirements of, and is governed by, Sections 421 through 424 of the Code shall hereinafter be referred as an incentive stock option ("ISO"). An option, which does not comply with the requirements of Sections 421 through 424 of the Code, shall be referred to herein as non-qualified stock option ("NQSO"). All options granted hereunder, whether together or separately, shall hereinafter be referred to as the "OPTIONS".

      1.4 The Plan and this Appendix are complementary to each other and shall be deemed one. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions of this Appendix shall prevail with respect to Options granted to U.S Optionees.

      1.5 Any capitalized terms not specifically defined in this Appendix shall be construed according to the interpretation given to them in the Plan.

2.    ISSUANCE OF OPTION; ELIGIBILITY

      2.1 The terms and conditions upon which Options shall be issued and exercised, including the vesting schedules and the Purchase Price, shall be as specified in the Option Agreement to be executed pursuant to the Plan and this Appendix.

      2.2 ISOs may only be granted to Employees of the Company or any Subsidiary. NQSOs may be granted to Employees and Service Providers of the Company or any Subsidiary.

3.    EXERCISE OF OPTIONS

      3.1 Options may be exercised by a written notice and remitting payment of the Purchase Price by the Optionee to the Company or to any third party designated by the Company (the "REPRESENTATIVE"), in such form and method as may be determined by the Company, which exercise shall be effective upon receipt by the Company or the Representative of such notice and payment at the Company's or the Representative's principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

      3.2 Each Option shall be exercisable as of the Vesting Dates, subject to the provisions of the Plan; PROVIDED, HOWEVER, that no Option shall be exercisable after the earlier of: (i) the date set forth in the Option Agreement; (ii) in the event of the grant of ISOs, the expiration of ten (10) years from the Date of Grant; (iii) in the event of the grant of ISOs to Ten Percent Shareholders (as defined in Section 4 below), the expiration of five (5) years from the Date of Grant; or (iv) the expiration of the periods set forth in Section
            8.5 of the Plan.

      3.3 To the extent the aggregate Fair Market Value (determined at the Date of Grant) of the Company's shares with respect to which ISOs are exercisable for the first time by any Optionee during any calendar year under all the stock option plans of the Company and its affiliates exceeds US $100,000 the Options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as NQSO.

4.    PURCHASE PRICE

      The Purchase Price of an ISO shall be determined subject to the following:

      (i) in case of an ISO granted to a Ten Percent Shareholder (as defined below), the Purchase Price shall be not less than one hundred and ten percent (110%) of the Fair Market Value per Share on the Date of Grant.

            "Ten Percent Shareholder" shall mean a person who owns shares representing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of any of its affiliates.

      (ii) in case of an ISO granted to any Employee, the Purchase Price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the Date of Grant.

5.    EFFECTIVE DATE AND TERM OF THE APPENDIX

      5.1 Subject to Section 5.2, this Appendix shall be effective as of December 9, 2002 (the "Effective Date") and shall terminate upon the expiration of ten (10) years from the Effective Date on December 8, 2012 (the "Termination Date"). No ISO may be granted under the Appendix after the Termination Date.

      5.2 The Appendix shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the Effective Date. All and any grants of ISOs to Optionees under this Appendix as of the Effective Date shall be subject to the said shareholders approval.

6.    AMENDMENT TO THE PLAN AND APPENDIX

      The Company shall obtain the approval of its shareholders for any amendment to the Plan and this Appendix if shareholders' approval is required under any applicable law, including Section 422 of the Code, which approval shall be received not later than twelve (12) months after the adoption of such amendment by the Board.

7.    TAX CONSEQUENCES

      To the extent permitted by applicable law, any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Subsidiaries, or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Subsidiaries shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or its Subsidiaries and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

      The Company shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

8.    CONVERSION OF ISOS INTO NQSOS; TERMINATION OF ISOS

      The Board, at the written request of any Optionee, may in its discretion take such actions as may be necessary to convert such Optionee's ISOs (or any portions thereof) that have not been exercised on the date of conversion into NQSOs at any time prior to the expiration of such ISOs, regardless of whether the Optionee is an Employee of the Company or a Subsidiary at the time of such conversion. Such actions may include, but not be limited to, extending the exercise period or reducing the Purchase Price of the unexercised portion of such Options. At the time of such conversion, the Board (with the consent of the Optionee) may impose such conditions on the exercise of the resulting NQSOs as the Board in its discretion may determine, provided that such conditions shall not be inconsistent with the Plan and/or this Appendix. Nothing in the Plan and/or this Appendix shall be deemed to give any Optionee the right to have such Optionee's ISOs converted into NQSOs, and no such conversion shall occur unless and until the Board takes appropriate action. The Board, with the consent of the Optionee, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

9.    NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION

      Each Employee who receives an ISO must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any Shares acquired upon the exercise of an ISO. A Disqualifying Disposition shall mean any disposition (including any sale) of such Shares before the later of: (a) two (2) years after the Date of Grant of the ISO to the Employee, or (b) one (1) year after the date of exercise of the ISO by the Employee. If the Employee has died before such Shares are sold, these holding period requirements shall not apply and no Disqualifying Disposition can occur thereafter.

                          TECNOMATIX TECHNOLOGIES LTD.

                                APPENDIX - ISRAEL

                      TO THE 2003 GLOBAL SHARE OPTION PLAN

1.    GENERAL

1.1 This appendix (the "APPENDIX") shall apply only to participants who are residents of the State of Israel or those who are deemed to be residents of the State of Israel for tax payment purposes. The provisions specified hereunder shall form an integral part of the 2003 Global Share Option Plan (the "PLAN") of Tecnomatix Technologies Ltd. (the "Company") that applies to the issuance of Options to purchase Shares of the Company.

1.2 This Appendix is effective with respect to Options granted as of January 1, 2003 and shall comply with the provisions of Amendment No. 132 to the Ordinance.

1.3 This Appendix refers solely to Options granted to Israeli Optionees so that they comply with the requirements set by the Israeli law in general, and in particular with the provisions of Section 102 of the Ordinance.

1.4 The Plan and this Appendix are complementary to each other and shall be deemed one. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions of this Appendix shall prevail with respect to Options granted to Israeli Optionees.

1.5 Any capitalized terms not specifically defined in this Appendix shall be construed according to the interpretation given to them in the Plan.

2.    DEFINITIONS

2.1 "AFFILIATE" means any "employing company" within the meaning of Section 102(a) of the Ordinance.

2.2 "APPROVED 102 OPTION" means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

2.3 "CAPITAL GAIN OPTION" or "CGO" means an Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) of the Ordinance.

2.4 "CONTROLLING SHAREHOLDER" shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.5 "EMPLOYEE" means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding any Controlling Shareholder.

2.6   "ITA" means the Israeli Tax Authorities.

2.7 "NON-EMPLOYEE" means a consultant, adviser, service provider or Controlling Shareholder.

2.8 "ORDINARY INCOME OPTION" or "OIO" means an Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) of the Ordinance.

2.9 "OPTION" means an option to purchase one or more Shares of the Company pursuant to the Plan.

2.10 "102 OPTION" means an Option granted to an Employee pursuant to Section 102 of the Ordinance.

2.11  "3(I) OPTION" means an Option granted to a Non- Employee pursuant to
      Section 3(i) of the Ordinance.

2.12 "ORDINANCE" means the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended or any successor law.

2.13 "SECTION 102" means Section 102 of the Ordinance and any regulations, rules, orders or procedures promulgated thereunder as now in effect or as hereafter amended.

2.14 "TRUSTEE" means any individual appointed by the Board and/or the Committee to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.15 "UNAPPROVED 102 OPTION" means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

3.    DESIGNATION OF PARTICIPANTS

3.1 The persons eligible to participate in the Plan and this Appendix shall include any Employees and/or Non-Employees of the Company or any Affiliate; PROVIDED, HOWEVER, that (i) Employees may only be granted 102 Options; and (ii) Non-Employees may only be granted 3(i) Options.

4.    DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

4.1 The Company may designate Options granted to Employees as Unapproved 102 Options or Approved 102 Options, subject to the terms and conditions set forth in Section 102.

4.2 The grant of Approved 102 Options shall be made under this Appendix and shall be conditioned upon the approval of this Appendix by the ITA.

4.3 Approved 102 Options may either be classified as Capital Gain Options or Ordinary Income Options.

4.4 Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of
      Section 102(b)(2) shall be referred to herein as CGO.

4.5 Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of
      Section 102(b)(1) shall be referred to herein as OIO.

4.6 No Approved 102 Options may be granted under this Appendix to any eligible Employee, unless and until, the Company's election of the type of Approved 102 Options granted to Employees as either CGO or OIO (the "ELECTION") is appropriately filed with the ITA. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under this Appendix and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant ONLY the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102 of the Ordinance. Such Election shall not prevent the Company from granting Unapproved 102 Options concurrently under the Plan and this Appendix.

4.7 All Approved 102 Options will be held in trust by a Trustee, as described in Section 5 below.

4.8 The terms and conditions upon which Options shall be issued and exercised shall be as specified in the Option Agreement to be executed pursuant to the Plan and this Appendix. Each Option Agreement shall state, inter alia, the Date of Grant, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the vesting schedule and the Purchase Price.

5.    TRUSTEE

5.1 Approved 102 Options which shall be granted under the Plan and/or any Shares issued upon the exercise of such Approved 102 Options and/or other Shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionee for such period of time as required by Section 102 (the "HOLDING PERIOD"). In the event that the requirements for Approved 102 Options are not met, then the Approved 102 Options may be regarded as Unapproved 102 Options, all in accordance with the provisions of Section 102.

5.2 Notwithstanding anything to the contrary, the Trustee shall not release any unexercised Approved 102 Options or any Shares issued upon the exercise of Approved 102 Options prior to the full payment of the Optionee's tax liabilities arising from such Approved 102 Options and/or such Shares.

5.3   With respect to any Approved 102 Option, subject to the provisions of
      Section 102, an Optionee may not sell or request the Trustee to release, and the Trustee may not release, from trust any Shares received upon the exercise of an Approved 102 Option and/or any share received subsequently due to any realization of rights, (including bonus shares), until the expiration of the Holding Period required under Section 102. Notwithstanding the above, if such sale or release occurs during the Holding Period, the sanctions specified under Section 102 shall apply to and be born such Optionee.

5.4 Upon receipt of an Approved 102 Option, the Optionee shall sign an undertaking to hold the Trustee harmless against and from any liability in respect of any action or decision duly taken and bona fide executed by the Trustee in connection with the Plan and this Appendix, or any granted Approved 102 Option or issued Shares to the Optionee thereunder.

6.    FAIR MARKET VALUE

      With respect to CGOs, without derogating from Section 2.12 of the Plan and solely for the purpose of determining the tax liability pursuant to
      Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company's Shares are listed on any established stock exchange or a national market system or if the Company's Shares will be registered for trading within ninety (90) days following the Date of Grant, the fair market value of the Shares at the Date of Grant shall be determined in accordance with the average value of the Company's Shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

7.    EXERCISE OF OPTIONS

7.1 Options may be exercised by a written notice and remitting payment of the Purchase Price by the Optionee to the Company or to any third party designated by the Company (the "REPRESENTATIVE"), in such form and method as may be determined by the Company and/or the Trustee and, when applicable, in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company or the Representative and the payment of the Purchase Price at the Company's or the Representative's principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

7.2 With respect to an Unapproved 102 Option, if the Optionee ceases for any reason to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a signed security or guarantee for the payment of the tax due at the time of sale of Shares, all in accordance with the provisions of Section 102.

8.    RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

8.1 No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, may be assigned, transferred or given as collateral nor any right with respect thereto be given to any third party whatsoever, except as specifically allowed under the Plan, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee. Any action made in contradiction to the aforesaid shall be null and void.

8.2 As long as Options or Shares purchased pursuant thereto are held by the Trustee for the benefit of the Optionee, no rights of the Optionee with respect to the Options and or Shares may be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

9.    INTEGRATION OF SECTION 102 AND TAX COMMISSIONER'S PERMIT

9.1 With regards to Approved 102 Options, the provisions of the Plan and/or this Appendix and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Commissioner's permit and/or any applicable law, and the said provisions and permit shall be deemed an integral part of the Plan, the Appendix and the Option Agreement.

9.2 Any provision of Section 102 and/or the said permit and/or any applicable law, which is necessary in order to receive and/or to maintain any tax benefit pursuant thereto, which is not expressly specified in the Plan, this Appendix or the Option Agreement, shall be considered binding upon the Company and the Optionees.

10.   DIVIDEND

      With respect to all Shares, excluding Shares underlying any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends proportionate to the amount of such Shares, subject to the provisions of the Company's Articles of Association (and all amendments thereto), the provisions of Section 102 (if applicable) and subject to any applicable taxation on distribution of dividends.

11.   TAX CONSEQUENCES

11.1 To the extent permitted by applicable law, any tax consequences arising from the grant or exercise of any Option, the payment for Shares covered thereby or any other event or act (of the Company, and/or its Affiliates, and/or the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under all applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to any requirement to withhold, or to have withheld, any such tax from any payment made to the Optionee.

11.2 The Company and/or the Trustee shall not be required to furnish any Share certificate to the Optionee until all required payments have been fully made.

12.   EFFECTIVE DATE AND TERM OF THE APPENDIX

12.1 Subject to Section 12.2, this Appendix shall be effective as of December 9, 2002 (the "Effective Date") and shall terminate upon the expiration of ten (10) years from the Effective Date on December 8, 2012 (the "Termination Date"). No Option may be granted under the Appendix after the Termination Date.

12.2 The Appendix shall be approved by the shareholders of the Company, which approval shall be received within twelve (12) months following the Effective Date. All and any grants of Options to Optionees under this Appendix as of the Effective Date shall be subject to the said shareholders approval.